Filed by Advanced Medical Optics, Inc.,

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Medical Optics, Inc.

Commission File No. 001-31257

This filing relates to a proposed acquisition (the “Acquisition”) by Advanced Medical Optics, Inc. (“AMO”) of VISX, Incorporated (“VISX”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2004 (the “Merger Agreement”), by and among AMO, Vault Merger Corporation and VISX. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by AMO’s on July 10, 2004, and is incorporated by reference into this filing.

The following is a memorandum sent to VISX employees from Jim Mazzo, President and CEO of AMO, which includes information regarding the Acquisition:

December 1, 2004

To:	All VISX Employees
From:	Jim Mazzo, President and CEO, Advanced Medical Optics

As you know, Advanced Medical Optics (AMO) recently announced a plan to join forces with VISX, Incorporated to become the global leader in surgical refractive vision correction.

We have long admired VISX and you should all be commended on the exceptional reputation you have earned in the ophthalmic community. I frequently speak to surgeons who say nothing but exemplary things about the VISX brand, product set and superior customer service. As a result, I think the union between AMO and VISX will be an ideal one, not only due to complementary products, but also great people who share similar values and cultures.

You may not know a lot about AMO, but over the coming weeks and months, you will hear a lot more about the company to get a better understanding about our people, products and culture. AMO is a global leader in the development, manufacturing and marketing of ophthalmic surgical and eye care products. As the world’s second-largest ophthalmic surgical company, we are fully committed to this vibrant and growing industry.

All of us at AMO are very excited about the transaction, and we hope you share our enthusiasm for what lies ahead. Upon the close of this transaction, together we will become the world’s leading refractive surgical business, focused on fast-growing segments of the ophthalmic medical device industry. The combination of well-recognized brands, leading technologies, experienced managers and a worldwide presence in both the ophthalmic surgical and eye care marketplaces will create a large, focused ophthalmic medical device company with a leadership position across most categories.

When this transaction closes, Liz will join the AMO board of directors and Doug will become the president of our Americas region. We are very fortunate to have their skills and leadership to help guide us through the integration of our organizations and provide the type of strategic insight that has made VISX the leader in laser vision correction systems. We look forward to working closely with Liz, Doug and VISX employees to ensure that we continue to build on the best of both companies.

I also wanted to take this opportunity to tell you a little bit about myself. I have been a part of the ophthalmic surgical industry for more than 23 years and have been the president and chief executive officer of AMO since its spin-off from Allergan in June 2002. Previously, I held various positions at

Allergan, including 14 years fulfilling assignments outside the United States, primarily in Europe. During this time, I served as head of global marketing for Allergan’s ophthalmic businesses and as president of the company’s Europe/Africa/Middle East region. This experience gave me a unique appreciation for the rich and varied cultures of the world, and of the opportunities that can accrue to a global organization with a diverse and multi-faceted workforce.

We know that you have questions about how this change might affect you. While many of the details regarding the merger of our two organizations have yet to be finalized, we are committed to open communication with you and will provide new information as soon and as frequently as possible.

We look forward to communicating with you regarding additional details in the weeks to come.

Sincerely,

(The following legend is required under applicable SEC Rules.)

Additional Information and Where You Can Find It

AMO intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@visx.com or via telephone at (408) 733-7600. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

AMO and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AMO and VISX in favor of the proposed transaction. Information about the directors and executive officers of AMO and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

VISX and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of VISX and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.